[redacted]ANGE COMMISSION
.C. 20549

10028322

GE
ers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

BB 3/4

8-53598

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NO
~~8-59598~~

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OCTEG, LLC

Official Use Only
FIRM ID. NO.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

141 W. Jackson, Suite 210

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Grieb — 312-931-2355
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

BB 3/10

OATH OR AFFIRMATION

I, Darren Mast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of OCTEG, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Official Seal
Jennifer R Punter
Notary Public State of Illinois
My Commission Expires 06/28/2010

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Octeg, LLC
Statement of Financial Conditions
December 31, 2009
Available for Public Inspection

Octeg, LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of Octeg, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Octeg, LLC (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 6, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2010

Octeg, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 149,043,761
Receivable from exchanges	28,221,562
Receivable from clearing brokers and clearing organizations	6,882,298
Exchange deposits	12,104,023
Securities and options owned, at fair value	60,208,857
Securities borrowed	10,033,350
Receivable from affiliates and Parent	3,021,308
Other assets	350,023
Total assets	$ 269,865,182
Liabilities and Member's Equity	
Liabilities	
Payable to clearing brokers and clearing organizations	$ 28,087,834
Securities and options sold, not yet purchased, at fair value	17,451,678
Payable to affiliates	10,480,940
Accounts payable and accrued expenses	13,062,427
Total	69,082,879
Subordinated borrowings	20,000,000
Member's equity	180,782,303
Total liabilities and member's equity	$ 269,865,182

The accompanying notes are an integral part of the financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Octeg, LLC (the "Company") is registered with the New York Stock Exchange ("NYSE Arca") and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities and options, for its own account. The Company is a clearing member of NYSE Arca, Boston Options Exchange, International Securities Exchange, NASDAQ OMX, BATS Global Markets, and the Electronic Liquid Exchange and, as a result, clears the majority of its equity trading internally.

The Company's designated self-regulatory organization is NYSE Arca, which has contracted with and designated certain regulatory responsibilities to the Financial Industry Regulatory Authority, Inc. The Company is an Illinois limited liability company. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050. The sole member of the Company is GETCO, LLC (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC.

New Accounting Pronouncements

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles, (ASC 105-10, Generally Accepted Accounting Principles) ("ASC 105-10") (the "Codification"). ASC 105-10 establishes the exclusive authoritative reference for accounting principles generally accepted in the United States of America ("U.S. GAAP") for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. We have included references to the Codification, as appropriate, in these financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (ASC 855-10 Subsequent Events) ("ASC 855-10"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement is effective for interim or annual financial periods ending after June 15, 2009. Required disclosures related to subsequent events are included in Note 10.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Revenue Recognition

Securities and derivative transactions are recorded on trade date.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral. The fair value of the collateral in securities borrowed and loaned transactions is generally in excess of the market value of securities borrowed and loaned, with additional collateral obtained or refunded, as necessary. As of December 31, 2009, the market value of collateral received in securities borrowed transactions was $9,654,221. The collateral is valued daily and the

Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate.

Income Taxes
The Company is treated as a disregarded entity for income tax purposes. As a result, the Company is not subject to federal income taxes but rather such taxes are the responsibility of its member. On January 1, 2009, the Company adopted ASC 740-10 "Income Taxes" ("ASC 740-10"). ASC 740-10 requires determining whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability. ASC 740-10 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of member's equity for that fiscal year.

The adoption of ASC 740-10 did not have a material impact on the Company's financial statements. However, the conclusions regarding ASC 740-10 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

2. Fair Value of Financial Instruments

ASC 820-10 Fair Value and Disclosures ("ASC 820-10") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.
Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within

the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its securities and options at fair value. These categories can further be divided between those held long or sold short.

Securities and options whose values are based on quoted market prices in active markets, and are therefore classified within level 1, include active listed equities, certain U.S. government and sovereign obligations. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are classified within level 1. Fair value for money market instruments is based on quoted net asset value.

Securities and options that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs, are classified within level 2. The Company did not own any level 2 financial instruments and options at December 31, 2009 or at any time during the year then ended.

Level 3 instruments held by the Company include Depository Trust Clearing Corporation common shares required to ensure status as a clearing member as well as preferred shares held as part of a joint back office account agreement with one of its clearing brokers.

The following table presents the financial instruments carried on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Money market securities	$ 144,542,312	$ -	$ -	$ 144,542,312
United States government obligations - on deposit with exchanges	1,974,830	-	-	1,974,830
Options	7,967,796	-	-	7,967,796
Foreign government obligations	482,220	-	-	482,220
Equities	51,527,763	-	231,078	51,758,841
Subtotal	$ 206,494,921	$ -	$ 231,078	$ 206,725,999

	Liabilities at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Options	$ 4,384,667	$ -	$ -	$ 4,384,667
Equities	13,067,011	-	-	13,067,011
Subtotal	$ 17,451,678	$ -	$ -	$ 17,451,678

The following table includes a roll forward of the amounts for the year ended December 31, 2009 for investments classified within level 3. The classification of an investment within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurement using Level 3 Inputs	
Balance at December 31, 2008	$ 13,650
Purchase of investments	216,778
Proceeds from sale of investments	-
Net realized gain on investments	-
Net change in unrealized appreciation / (depreciation) on investments	650
Balance at December 31, 2009	$ 231,078

3. Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased, at December 31, 2009 consist of the following:

	Owned	Sold, Not Yet Purchased
Options	$ 7,967,796	$ 4,384,667
Foreign government obligations	482,220	-
Equities	51,758,841	13,067,011
Total	$ 60,208,857	$ 17,451,678

4. Receivable from Exchanges and Exchange Deposits

Receivable from exchanges represents amounts due from the exchanges resultant from the Company's trading activities, primarily liquidity rebates. Exchange deposits represent cash and securities on deposit at exchanges to meet margin requirements.

5. Receivable from Clearing Brokers and Clearing Organizations

Receivable from clearing brokers and clearing organizations represent amounts due from the clearing brokers and clearing organizations resultant from monies deposited on margin and trading activities.

6. Related Parties

Under a written agreement, the Company recognizes a management fee to its Parent covering allocated administrative and compensation expenses incurred by the Parent in providing shared services to the Company.

Global Colocation Services, LLC provides market date, information and colocation services to the Company.

Certain amounts due to affiliates in Europe and Asia arise from cash foreign currency trades conducted by affiliated entities using the Company's trading platform.

At December 31, 2009, the amounts due from/to affiliates included the following:

	Due From	Due To
GETCO, LLC	$ 2,867,619	$ -
Global Colocation Services, LLC	153,689	-
Getco Europe Ltd.	-	7,033,477
GETCO Asia Ltd.	-	2,906,036
GETCO Execution Services, LLC	-	541,427
Total	$ 3,021,308	$ 10,480,940

7. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2009 represent a subordinated loan agreement with a bank of $20,000,000, at a rate based on prime. The loan renewed on October 25, 2009 and currently matures on October 25, 2010.

The subordinated loan is extended pursuant to agreements approved by the Company's designated examining authority and qualifies as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Otherwise, the Company may, at its option and with prior written approval from its designated examining authority, repay all or any portion of the principal amount prior to the maturity date at any time.

The carrying amount of the subordinated loan approximates fair value as the underlying interest rate is variable and regularly resets to current market rates.

8. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including option contracts and other financial instruments with similar characteristics. During the year, the Company traded primarily options related to U.S. listed equities.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. The options contracts are marked to market based upon quoted market prices.

As of December 31, 2009, the number of long and short open option contracts was 48,658 and 49,920, respectively.

These financial instruments may have market risk and/or credit risk in excess of amounts recorded on the statement of financial condition.

Market Risk
Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk
The Company clears the majority of its trades internally, but also uses other third party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

9. Commitments and Contingencies

ASC 460 - 10 "Guarantees" requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

10. Subsequent Events

In accordance with ASC 855-10, the Company has evaluated the events and transactions that have occurred through February 26, 2010, the date this report was issued, and noted no items requiring adjustment of the statement of financial condition or additional disclosures.